Exhibit 99.1

BIONDVAX PHARMACEUTICALS LTD.

Jerusalem BioPark, 2nd Floor

Hadassah Ein Kerem Campus

Jerusalem, Israel

NOTICE OF EXTRAORDINARY MEETING OF SHAREHOLDERS

To Be Held on March 31, 2021

An Extraordinary Meeting of Shareholders of BiondVax Pharmaceuticals Ltd. (the “Company”) will be held at the offices of Gross & Co., One Azrieli Center, Round Tower, Tel Aviv 6701101, Israel on March 31, 2021 at 4:00 p.m. Israel time, or at any adjournments thereof (the “Extraordinary Meeting”) for the following purposes:

1.	To approve the terms of office of the Company’s Chief Executive Officer, Mr. Amir Reichman;

2.	To approve a change in the terms of compensation for Prof. Avner Rotman, Mr. Adi Raviv, Prof. George H. Lowell, Dr. Morris Laster, Dr. Yael Margolin and Mr. Samuel Moed, directors of the Company;

3.	To approve the grant of options to Mr. Mark Germain, chairman of the board of directors, and Prof. Avner Rotman, Mr. Adi Raviv, Prof. George H. Lowell, Dr. Morris Laster and Dr. Yael Margolin, directors of the Company, to purchase American Depositary Shares, or ADSs, of the Company;

4.	To approve amendments to the terms of options previously granted to Mr. Samuel Moed, a director of the Company;

5.	To approve amendments to the terms of options previously granted to Mr. Mark Germain, chairman of the board of directors, and Prof. Avner Rotman, Mr. Adi Raviv, Prof. George H. Lowell, Dr. Morris Laster and Dr. Yael Margolin, directors of the Company;

6.	To approve a one-time payment to certain directors of the Company, including Mr. Mark Germain, chairman of the board of directors, for special recent efforts on behalf of the Company; and

7.	To approve an amendment to the Company’s articles of association to increase the registered share capital of the Company.

The Company is currently unaware of any other matters that may be raised at the Extraordinary Meeting. Should any other matters be properly raised at the Extraordinary Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Only holders of record of ordinary shares, no par value (the “Ordinary Shares”), and holders of record of American Depositary Shares (“ADSs”), evidenced by American Depositary Receipts issued by The Bank of New York Mellon, at the close of business on February 22, 2021 shall be entitled to receive notice of and to vote at the Extraordinary Meeting (the “Record Date”).

The board of directors recommends that you vote FOR each of the proposals, as specified on the form of proxy to be provided.

Whether or not you plan to attend the Extraordinary Meeting, it is important that your Ordinary Shares be represented. Accordingly, you are kindly requested to complete, date, sign and mail the proxy in the envelope to be provided at your earliest convenience. Execution of a proxy will not in any way affect a shareholder’s right to attend the Extraordinary Meeting and vote in person, and any person giving a proxy has the right to revoke it at any time before it is exercised.

ADS holders should return their proxies to BNY Mellon by the date set forth on their form of proxy.

Shareholders either registered in the Company’s shareholders’ register in Israel or who hold Ordinary Shares through members of the Tel Aviv Stock Exchange may vote their Ordinary Shares either in person or by proxy delivered to the Company together with an ownership certificate confirming their ownership of the Company’s Shares on the record date, which certificate must be approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended, and may do so through the attached form of proxy card, which also serves as their voting card, by completing, dating, signing and mailing the proxy card to the Company’s offices so that it is received by the Company no later than on March 31, 2021 at 12:00 p.m. Israel time.

Shareholders wishing to express their position on an agenda item for this Extraordinary Meeting may do so by submitting a written statement (“Position Statement”) to the Company’s offices by no later than March 21, 2021.

Should no legal quorum be present one-half hour after the scheduled time, the Extraordinary Meeting will be adjourned to one week from that day, at the same time and place, i.e. on April 7, 2021, at 4:00 p.m. (Israel Time) at the offices of Gross & Co., One Azrieli Center, Round Tower, Tel Aviv 6701101, Israel. Should such legal quorum not be present half an hour after the time set for the adjourned meeting, any number of shareholders present, in person or by proxy, will constitute a legal quorum.

This Notice and the documents mentioned therein, as well as the proposed resolutions on the agenda, will be available to be viewed at the Company’s registered office on Jerusalem BioPark, 2nd Floor, Hadassah Ein Kerem Campus, Jerusalem, Israel, Tel: +972-(8)-930-2529, Sunday through Thursday between 10:00-15:00, and also will be made available to the public on the Company’s website http://www.biondvax.com and the Commission’s website at http://www.sec.gov.

By Order of the Board of Directors,

Mark Germain
Chairman of the Board of Directors

Jerusalem, Israel